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Exhibit 12.1

Triton PCS, Inc.
Deficiency of Earnings to Fixed Charges
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

                                                    1997         1998           1999
Net loss                                           3,961        32,740         149,360

Capitalized Interset                                  --         3,405          12,300


                                             ------------------------------------------
Deficiency of earnings to fixed charges(1)         3,961        36,145         161,660
                                             ==========================================
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(1)  For the periods indicated, earnings were inadequate to cover fixed charges.
     For purposes of determing the deficiency of earnings to fixed charges, loss is defined as loss from continuing operations, plus capitalized interest costs.